October 8, 2008

Mr. Mark Shannon, Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	INCA Designs, Inc.
Form 10-KSB/A for Fiscal Year Ended December 31, 2007 filed 09/23/08
Form 10-Q for Fiscal Quarter Ended June 30, 2008 filed 08/19/08
File No. 000-26257
Your letter of October 1, 2008

Dear Mr. Shannon:

Regarding your comment letter of October 1, 2008, we provide the following responses:

Form 10-KSB/A for Fiscal Year Ended December 31, 2007

Item 8A(T). Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

1. We confirm that all future filings regarding language contained in Control and Procedures will conform to the disclosure in our Form 10-KSB/A filed August 18, 2008 or we will include the full definition of disclosure controls and procedures described in Exchange Act 13a-15(a).

Form 10-Q for Fiscal Quarter Ended June 30, 2008

Exhibits 31.1 and 31.2

2. Coincident with the filing of this correspondence, we have filed an amended Form 10-Q which includes the appropriate language for Exhibits 31.1 and 31.2. Said amendment only includes the amended exhibits and does not include the Company’s financial statements which were filed in the original filing and which have not changed.

Sincerely,

INCA DESIGNS, INC.

/s/ Stacy Josloff
Stacy Josloff
Chief Executive Officer

976 LEXINGTON AVENUE, NEW YORK, NY 10021 T: 212 327-3007 F: 212 327-3009 WWW.INCABAG.COM